Exhibit 99.1

Ambow Education Announces Second Half and Full Year 2021 Financial Results

BEIJING, May 2, 2022 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading cross-border career educational and technology service provider, today announced its financial and operating results for the third and fourth quarters of 2021, which have not been audited or reviewed by the Company’s independent registered accounting firm, as well as its audited financial and operating results for the full fiscal year, ended December 31, 2021.

“We remained focused on strengthening our core competencies during the second half of 2021: creating and providing high-quality, technology-driven educational and career enhancement products and services,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “Amid the fast-evolving environment, we skillfully adapted our business to new PRC regulatory requirements and achieved total revenues of RMB 496.9 million (US$ 78.0 million) in the full year 2021.”

“I firmly believe that our long-standing ability to innovate and advance technology will continue to drive our sustainable growth. Our valuable patent portfolio encompassing a wide spectrum of educational technologies is unparalleled in the industry. Notably, our cutting-edge multimedia blackboard technology received a new U.S. patent in September 2021, underscoring our industry-leading technology capabilities. As both a pioneer and veteran in the career educational services sector, we also remain dedicated to the development of Industry-University collaborative and coordinated education. In October 2021, the Ministry of Education (“MoE”) again added Ambow to its list of approved enterprises for the Industry-University Cooperation and Collaborative Education Project. Furthermore, in December 2021, MoE selected Ambow to its first group of companies for participation in its Education Program for Connecting Talent Supply and Demand to Promote Employment, affirming the exceptional quality of our collaborative projects,” Dr. Huang added.

“Looking ahead, we will continue to deepen our commitment to addressing the career education sector’s critical demands and harnessing our core capabilities to meet those needs with innovative services and products. Building on our 20-year proven track record, resilient business model and strategic efforts, we believe we are well positioned to deliver sustainable, long-term growth to our shareholders,” concluded Dr. Huang.

Third Quarter 2021 Financial Highlights

•	Net revenues in the third quarter of 2021 were RMB 76.2 million (US$ 11.8 million), compared with RMB 112.7 million (US$ 16.6 million) in the same period of 2020. The decrease was primarily due to the impact of the 2021 Implementing Rules for the Law for Promoting Private Education (the “2021 Implementing Rules”) on the Company’s compulsory education business (“K-9 business”) from September 1, 2021, as well as a high base effect resulting from the one-month extension of the spring semester at the Company’s K-12 schools in the third quarter of 2020 and fewer services provided at the Company’s tutoring centers and training offices during the third quarter of 2021.

•	Gross profit in the third quarter of 2021 was RMB 2.8 million (US$ 0.4 million), compared with RMB 6.5 million (US$ 1.0 million) in the same period of 2020. Gross profit margin was 3.7%, compared with 5.8% in the third quarter of 2020. The decreases in gross profit and gross margin were mainly attributable to the impact of the 2021 Implementing Rules on the Company’s K-12 schools business.

•	Operating expenses in the third quarter of 2021 decreased by 29.9% to RMB 66.7 million (US$ 10.4 million) from RMB 95.1 million (US$ 14.0 million) in the same period of 2020. The decrease was primarily attributable to reduced impairment loss on long-lived assets and stringent expense controls to improve operating efficiency.

•	Operating loss in the third quarter of 2021 was RMB 63.9 million (US$ 9.9 million), compared with RMB 88.6 million (US$ 13.1 million) in the same period of 2020.

•	Net income attributable to ordinary shareholders was RMB 31.9 million (US$ 4.9 million), or RMB 0.68 (US$ 0.11) per basic and diluted share, compared with a net loss of RMB 84.5 million (US$ 12.5 million), or RMB 1.94 (US$ 0.29) per basic and diluted share, in the same period of 2020. The income was mainly attributable to the gain on disposal of the Company’s subsidiaries of RMB 10.8 million (US$ 1.7 million), the gain on the forgiven PPP loan of RMB 9.3 million (US$ 1.4 million), as well as a reversal of income tax payable of RMB 62.8 million (US$ 9.7 million) due to the expiration of its five-year claw-back period during the third quarter of 2021.

Fourth Quarter 2021 Financial Highlights

•	Net revenues in the fourth quarter of 2021 were RMB 118.9 million (US$ 18.7 million), compared with RMB 173.5 million (US$ 26.6 million) in the same period of 2020. The decrease was primarily due to the 2021 Implementing Rules to the Company’s K-12 schools business from September 2021 being brought into effect, as well as the regulatory changes to our tutoring business in the second half of 2021.

•	Gross profit in the fourth quarter of 2021 was RMB 33.9 million (US$ 5.3 million), compared with RMB 66.1 million (US$ 10.1 million) in the same period of 2020. Gross profit margin was 28.5%, compared with 38.1% in the third quarter of 2020. The decreases in gross profit and gross margin were mainly attributable to the decrease in net revenues.

•	Operating expenses in the fourth quarter of 2021 increased by 8.9% to RMB 68.4 million (US$ 10.7 million) from RMB 62.8 million (US$ 9.6 million) in the same period of 2020. The increase was primarily due to additional research and development expenditures.

•	Operating loss in the fourth quarter of 2021 was RMB 34.4 million (US$ 5.4 million), compared with an operating income of RMB 3.3 million (US$ 0.5 million) in the same period of 2020.

•	Net loss attributable to ordinary shareholders was RMB 37.0 million (US$ 5.8 million), or RMB 0.79 (US$ 0.12) per basic and diluted share, compared with a net income of RMB 11.0 million (US$ 1.7 million), or RMB 0.23 (US$ 0.04) per basic and diluted share, in the same period of 2020. The net loss was mainly caused by the decrease in the gross profit stemming from the impact of the 2021 Implementing Rules on the Company’s K-12 schools business.

•	As of December 31, 2021, Ambow maintained strong cash resources of RMB 177.0 million (US$ 27.8 million), comprised of cash and cash equivalents of RMB 157.4 million (US$ 24.7 million), short-term investments of RMB 17.8 million (US$ 2.8 million) and restricted cash of RMB 1.8 million (US$ 0.3 million).

Full Fiscal Year 2021 Financial Highlights

•	Net revenues in fiscal year 2021 decreased by 6.6% to RMB 496.9 million (US$ 78.0 million) from RMB 532.0 million (US$ 81.5 million) in 2020. The decrease was primarily due to the 2021 Implementing Rules to the Company’s K-12 schools business coming into effect, as well as the regulatory changes to our tutoring business in the second half of 2021.

•	Gross profit in fiscal year 2021 increased by 8.9% to RMB 157.3 million (US$ 24.7 million) from RMB 144.5 million (US$ 22.1 million) in 2020. Gross profit margin was 31.7%, compared with 27.2% in 2020. The increases in gross profit and gross margin were mainly attributable to stringent cost controls during 2021.

•	Operating expenses in fiscal year 2021 decreased by 6.9% to RMB 250.5 million (US$ 39.3 million) from RMB 269.0 million (US$ 41.2 million) in 2020. The decrease was primarily attributable to reduced impairment loss on long-lived assets during 2021.

•	Operating loss in fiscal year 2021 was RMB 93.2 million (US$ 14.6 million), compared with RMB 124.6 million (US$ 19.1 million) in 2020.

•	Net income attributable to ordinary shareholders was RMB 3.0 million (US$ 0.5 million), or RMB 0.06 (US$ 0.01) per basic and diluted share, compared with a net loss of RMB 62.7 million (US$ 9.6 million), or RMB 1.41 (US$ 0.22) per basic and diluted share, in 2020. The income was mainly attributable to the gain on the disposal of the Company’s subsidiaries of RMB 12.2 million (US$ 1.9 million), the gain on the forgiven PPP loan of RMB 9.3 million (US$ 1.5 million), as well as a reversal of income tax payable of RMB 62.8 million (US$ 9.7 million) due to the expiration of its five-year claw-back period during 2021.

Impact of 2021 Implementing Rules for the Law for Promoting Private Education

On May 14, 2021, the People’s Republic of China’s State Council promulgated the 2021 Implementing Rules for the Law for Promoting Private Education (the “2021 Implementing Rules”), which became effective on September 1, 2021. The Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc., and private schools providing compulsory education are prohibited from conducting transactions with their related parties.

To comply with the 2021 Implementing Rules, the Company planned to sell its business providing compulsory education services at its three K-12 schools to a third party on September 1, 2021. The Company has found a third party buyer and signed a definitive sales agreement, which is currently under registration process and expected to be completed within one year from December 31, 2021. As the transaction was not closed as of December 31, 2021, and such business did not meet the definition of a “component” under US GAAP to be presented as a discontinued operation, the Company recorded the assets and liabilities of the K-9 business as “Held for Sale” in accordance with ASC 360. The assets and liabilities of the K-9 business classified as held for sale were presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheet as of December 31, 2021.

The Company's financial and operating results for the third quarter and fourth quarters of 2021, as well as the full fiscal year ended December 31, 2021 can also be found on its Form 6-K and 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2021 are based on the effective exchange rate of 6.4434 as of September 30, 2021; all amounts translated from RMB to U.S. dollars for the third quarter and first nine months of 2020 are based on the effective exchange rate of 6.7896 as of September 30, 2020; all amounts translated from RMB to U.S. dollars for the fourth quarter and fiscal year of 2021 are based on the effective exchange rate of 6.3726 as of December 30, 2021; all amounts translated from RMB to U.S. dollars for the fourth quarter and fiscal year of 2020 are based on the effective exchange rate of 6.5250 as of December 31, 2020. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Fluctuations in financial highlights are based on RMB amounts.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading cross-border career educational and technology service provider, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in China and the United States of America.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, the general economic and business conditions in the regions where the Company provides its solutions and services, and continued compliance with governmental regulations regarding education industry in the People’s Republic of China and any other jurisdiction in which the Company conducts its operations. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.
AUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except for share and per share data)

	As of December 31,		As of December 31,
	2021		2020
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	24,699	157,399	118,821
Restricted cash	286	1,823	824
Short-term investments, available for sale	2,474	15,764	117,854
Short-term investments, held to maturity	314	2,000	45,000
Accounts receivable, net	4,018	25,602	20,972
Amounts due from related parties	487	3,103	3,024
Prepaid and other current assets, net	17,244	109,890	117,634
Assets classified as held for sale	20,827	132,724	-
Total current assets	70,349	448,305	424,129
Non-current assets:
Property and equipment, net	15,993	101,915	144,492
Land use rights, net	-	-	1,715
Intangible assets, net	4,705	29,986	54,808
Goodwill	3,438	21,907	25,710
Deferred tax assets, net	5	31	6,338
Operating lease right-of-use asset	34,586	220,404	247,608
Finance lease right-of-use asset	824	5,250	5,850
Other non-current assets	22,340	142,364	139,067
Total non-current assets	81,891	521,857	625,588

Total assets	152,240	970,162	1,049,717

LIABILITIES
Current liabilities:
Short-term borrowings *	1,585	10,103	10,000
Deferred revenue *	14,913	95,036	163,699
Accounts payable *	4,625	29,466	19,423
Accrued and other liabilities *	33,958	216,399	209,590
Income taxes payable, current *	18,256	116,341	184,638
Amounts due to related parties *	595	3,793	2,543
Operating lease liability, current *	7,677	48,923	53,702
Liabilities classified as held for sale *	13,050	83,161	-
Total current liabilities	94,659	603,222	643,595
Non-current liabilities:
Long-term borrowing	-	-	9,594
Other non-current liabilities *	15	96	292
Income taxes payable, non-current *	3,370	21,475	34,763
Operating lease liability, non-current *	31,178	198,687	220,319
Total non-current liabilities	34,563	220,258	264,968

Total liabilities	129,222	823,480	908,563

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2021 and December 31, 2020)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 41,973,276 and 41,960,776 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	125	795	794
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively)	14	90	90
Additional paid-in capital	556,438	3,545,955	3,545,073
Statutory reserve	602	3,837	4,210
Accumulated deficit	(536,009)	(3,415,771)	(3,419,146)
Accumulated other comprehensive income	1,772	11,291	12,101
Total Ambow Education Holding Ltd.’s equity	22,942	146,197	143,122
Non-controlling interests	76	485	(1,968)
Total equity	23,018	146,682	141,154
Total liabilities and equity	152,240	970,162	1,049,717

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data)

	For the nine months ended September 30,			For the three months ended September 30,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational programs and services	58,551	377,268	358,098	11,820	76,164	112,439
Intelligent programs and services	117	752	352	-	-	269
Total net revenues	58,668	378,020	358,450	11,820	76,164	112,708
COST OF REVENUES
Educational programs and services	(39,177)	(252,431)	(277,683)	(11,338)	(73,056)	(105,359)
Intelligent programs and services	(343)	(2,211)	(2,340)	(44)	(281)	(882)
Total cost of revenues	(39,520)	(254,642)	(280,023)	(11,382)	(73,337)	(106,241)

GROSS PROFIT	19,148	123,378	78,427	438	2,827	6,467
Operating expenses:
Selling and marketing	(5,983)	(38,554)	(37,861)	(2,193)	(14,132)	(13,655)
General and administrative	(19,115)	(123,165)	(127,230)	(5,868)	(37,808)	(42,987)
Research and development	(1,531)	(9,864)	(4,456)	(661)	(4,262)	(1,758)
Impairment loss	(1,633)	(10,525)	(36,699)	(1,633)	(10,525)	(36,699)
Total operating expenses	(28,262)	(182,108)	(206,246)	(10,355)	(66,727)	(95,099)

OPERATING LOSS	(9,114)	(58,730)	(127,819)	(9,917)	(63,900)	(88,632)

OTHER INCOME (EXPENSES)
Interest income	948	6,108	7,150	326	2,100	3,015
Foreign exchange gain (loss), net	32	206	31	-	3	(4)
Other income (loss), net	257	1,655	840	440	2,835	(712)
Gain from deregistration of subsidiaries	206	1,325	3,967	-	-	70
Gain on disposal of subsidiaries	1,675	10,792	752	1,675	10,792	752
Gain on the bargain purchase	-	-	40,273	-	-	-
Gain on forgiven PPP loan	1,444	9,305	-	1,444	9,305	-
Gain on sale of investment available for sale	341	2,196	2,477	151	975	1,421
Total other income	4,903	31,587	55,490	4,036	26,010	4,542
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(4,211)	(27,143)	(72,329)	(5,881)	(37,890)	(84,090)
Income tax benefit (expense)	10,293	66,325	(2,399)	10,783	69,480	(776)

NET INCOME (LOSS)	6,082	39,182	(74,728)	4,902	31,590	(84,866)
Less: Net loss attributable to non-controlling interest	(127)	(821)	(1,040)	(47)	(302)	(332)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	6,209	40,003	(73,688)	4,949	31,892	(84,534)

NET INCOME (LOSS)	6,082	39,182	(74,728)	4,902	31,590	(84,866)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	(42)	(271)	10,731	23	146	2,403
Unrealized gains on short term investments
Unrealized holding gains arising during period	217	1,397	1,518	50	322	578
Less: reclassification adjustment for gains included in net income	241	1,556	2,161	109	704	1,493
Other comprehensive (loss) income	(66)	(430)	10,088	(36)	(236)	1,488

TOTAL COMPREHENSIVE INCOME (LOSS)	6,016	38,752	(64,640)	4,866	31,354	(83,378)

Net income (loss) per share – basic and diluted	0.13	0.86	(1.69)	0.11	0.68	(1.94)

Weighted average shares used in calculating basic and diluted net income (loss) per share	43,648,571	46,648,571	43,583,448	46,660,948	46,660,948	43,595,871

AMBOW EDUCATION HOLDING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except for share and per share data)

	For the years ended December 31,			For the three months ended December 31,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
	Audited	Audited	Audited	Unaudited	Unaudited	Unaudited
NET REVENUES
Educational programs and services	77,202	491,979	525,727	18,001	114,711	167,629
Intelligent programs and services	769	4,898	6,253	651	4,146	5,901
Total net revenues	77,971	496,877	531,980	18,652	118,857	173,530
COST OF REVENUES
Educational programs and services	(52,786)	(336,381)	(379,571)	(13,174)	(83,950)	(101,888)
Intelligent programs and services	(499)	(3,177)	(7,919)	(152)	(966)	(5,579)
Total cost of revenues	(53,285)	(339,558)	(387,490)	(13,326)	(84,916)	(107,467)

GROSS PROFIT	24,686	157,319	144,490	5,326	33,941	66,063
Operating expenses:
Selling and marketing	(8,704)	(55,468)	(52,355)	(2,654)	(16,914)	(14,494)
General and administrative	(26,676)	(169,994)	(174,283)	(7,348)	(46,829)	(47,053)
Research and development	(2,273)	(14,487)	(5,703)	(725)	(4,623)	(1,247)
Impairment loss	(1,652)	(10,525)	(36,699)	-	-	-
Total operating expenses	(39,305)	(250,474)	(269,040)	(10,727)	(68,366)	(62,794)

OPERATING (LOSS) INCOME	(14,619)	(93,155)	(124,550)	(5,401)	(34,425)	3,269

OTHER INCOME (EXPENSES)
Interest income	1,408	8,971	9,501	449	2,863	2,351
Foreign exchange gain, net	35	223	980	3	17	949
Other income (loss), net	260	1,657	(1,244)	-	2	(2,084)
Gain from derecognition of liabilities	-	-	3,926	-	-	3,926
Gain from deregistration of subsidiaries	208	1,325	3,967	-	-	-
Gain on disposal of subsidiaries	1,908	12,158	752	214	1,366	-
Gain on the bargain purchase	-	-	40,273	-	-	-
Gain on forgiven PPP loan	1,460	9,305	-	-	-	-
Gain on sale of investment available for sale	378	2,412	3,476	34	216	999
Total other income	5,657	36,051	61,631	700	4,464	6,141
LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(8,962)	(57,104)	(62,919)	(4,701)	(29,961)	9,410
Income tax benefit (expense)	9,275	59,108	(1,062)	(1,133)	(7,217)	1,337

NET INCOME (LOSS)	313	2,004	(63,981)	(5,834)	(37,178)	10,747
Less: Net loss attributable to non-controlling interest	(157)	(998)	(1,269)	(28)	(177)	(229)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	470	3,002	(62,712)	(5,806)	(37,001)	10,976

NET INCOME (LOSS)	313	2,004	(63,981)	(5,834)	(37,178)	10,747

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign currency translation adjustments	(112)	(711)	6,234	(69)	(440)	(4,497)
Unrealized gains on short term investments
Unrealized holding gains arising during period	237	1,513	2,458	18	116	940
Less: reclassification adjustment for gains included in net income	253	1,612	2,932	9	56	771
Other comprehensive (loss) income	(128)	(810)	5,760	(60)	(380)	(4,328)

TOTAL COMPREHENSIVE INCOME (LOSS)	185	1,194	(58,221)	(5,894)	(37,558)	6,419

Net income (loss) per share – basic and diluted	0.01	0.06	(1.41)	(0.12)	(0.79)	0.23

Weighted average shares used in calculating basic and diluted net income (loss) per share	46,654,853	46,654,853	44,372,326	46,673,494	46,673,494	46,721,812

AMBOW EDUCATION HOLDING LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
								Accumulated
	Class A Ordinary		Class C Ordinary		Additional			other	Non-
	shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	-	-	-	-	219	-	-	-	-	219
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	115	-	115
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	38	-	38
Net loss	-	-	-	-	-	-	(14,329)	-	(242)	(14,571)
Balance as of March 31, 2021	41,935,776	794	4,708,415	90	3,545,292	4,210	(3,433,475)	12,254	(2,210)	126,955
Share-based compensation	-	-	-	-	220	-	-	-	-	220
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(532)	-	(532)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	185	-	185
Net income/(loss)	-	-	-	-	-	-	22,440	-	(277)	22,163
Balance as of June 30, 2021	41,948,276	794	4,708,415	90	3,545,512	4,210	(3,411,035)	11,907	(2,487)	148,991
Share-based compensation	-	-	-	-	224	-	-	-	-	224
Issuance of ordinary shares for restricted stock award	12,500	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	146	-	146
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	(382)	-	(382)
Capital injection from minority shareholders	-	-	-	-	-	-	-	-	100	100
Deregistration of subsidiaries	-	-	-	-	-	(373)	373	-	3,351	3,351
Net income/(loss)	-	-	-	-	-	-	31,892	-	(302)	31,590
Balance as of September 30, 2021	41,960,776	795	4,708,415	90	3,545,735	3,837	(3,378,770)	11,671	662	184,020
Share-based compensation	-	-	-	-	220	-	-	-	-	220
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(440)	-	(440)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	60	-	60
Net loss	-	-	-	-	-	-	(37,001)	-	(177)	(37,178)
Balance as of December 31, 2021	41,973,276	795	4,708,415	90	3,545,955	3,837	(3,415,771)	11,291	485	146,682

	Attributable to Ambow Education Holding Ltd.’s Equity
								Accumulated
	Class A Ordinary		Class C Ordinary		Additional			other	Non-
	shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596
Share-based compensation	-	-	-	-	238	-	-	-	-	238
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	433	-	433
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	154	-	154
Impact on adoption of ASC 326	-	-	-	-	-	-	(594)	-	-	(594)
Net income/(loss)	-	-	-	-	-	-	6,039	-	(412)	5,627
Balance as of March 31, 2020	38,870,699	730	4,708,415	90	3,508,983	20,185	(3,366,370)	6,928	(1,092)	169,454
Share-based compensation	-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award	12,500	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	7,895	-	7,895
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	118	-	118
Deregistration of subsidiaries	-	-	-	-	-	(15,473)	15,473	-	-	-
Net income/(loss)	-	-	-	-	-	-	4,807	-	(296)	4,511
Balance as of June 30, 2020	38,883,199	731	4,708,415	90	3,509,224	4,712	(3,346,090)	14,941	(1,388)	182,220
Share-based compensation	-	-	-	-	239	-	-	-	-	239
Issuance of ordinary shares for restricted stock award	12,501	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	2,403	-	2,403
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	(915)	-	(915)
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(16)	(16)
Disposal of subsidiaries	-	-	-	-	(133)	(502)	502	-	-	(133)
Net loss	-	-	-	-	-	-	(84,534)	-	(332)	(84,866)
Balance as of September 30, 2020	38,895,700	731	4,708,415	90	3,509,330	4,210	(3,430,122)	16,429	(1,736)	98,932
Share-based compensation	-	-	-	-	228	-	-	-	-	228
Issuance of ordinary shares for restricted stock award	12,500	0	-	-	(0)	-	-	-	-	-
Issuance of ordinary shares in a registered direct offering	3,015,076	63	-	-	35,515	-	-	-	-	35,578
Foreign currency translation adjustment	-	-	-	-	-	-	-	(4,497)	-	(4,497)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	169	-	169
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(3)	(3)
Net income/(loss)	-	-	-	-	-	-	10,976	-	(229)	10,747
Balance as of December 31, 2020	41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154

Discussion of Segment Operations

(All amounts in thousands)

	For the nine months ended September 30,			For the three months ended September 30,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	32,424	208,922	185,766	5,164	33,272	58,966
CP&CE Programs	26,244	169,098	172,684	6,656	42,892	53,742
Total net revenues	58,668	378,020	358,450	11,820	76,164	112,708
COST OF REVENUES
K-12 Schools	(20,692)	(133,330)	(119,972)	(5,501)	(35,444)	(45,430)
CP&CE Programs	(18,828)	(121,312)	(160,051)	(5,881)	(37,893)	(60,811)
Total cost of revenues	(39,520)	(254,642)	(280,023)	(11,382)	(73,337)	(106,241)
GROSS PROFIT
K-12 Schools	11,732	75,592	65,794	(337)	(2,172)	13,536
CP&CE Programs	7,416	47,786	12,633	775	4,999	(7,069)
Total gross profit	19,148	123,378	78,427	438	2,827	6,467

	For the years ended December 31,			For the three months ended December 31,
	2021	2021	2020	2021	2021	2020
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	42,426	270,362	291,539	9,642	61,440	105,773
CP&CE Programs	35,545	226,515	240,441	9,010	57,417	67,757
Total net revenues	77,971	496,877	531,980	18,652	118,857	173,530
COST OF REVENUES
K-12 Schools	(27,067)	(172,489)	(188,628)	(6,145)	(39,159)	(68,656)
CP&CE Programs	(26,218)	(167,069)	(198,862)	(7,181)	(45,757)	(38,811)
Total cost of revenues	(53,285)	(339,558)	(387,490)	(13,326)	(84,916)	(107,467)
GROSS PROFIT
K-12 Schools	15,359	97,873	102,911	3,497	22,281	37,117
CP&CE Programs	9,327	59,446	41,579	1,829	11,660	28,946
Total gross profit	24,686	157,319	144,490	5,326	33,941	66,063